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SEC FILE NUMBER
8- 49571

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corp.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

AUG 2 3 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly owned Subsidiary of Santander BanCorp)

Consolidated Statement of Financial Condition
as of December 31, 2003 and Independent Auditors'
Report (Public Document)

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte & Touche

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 09 2004
DIVISION OF MARKET REGULATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp) as of December 31, 2003. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Santander Securities Corporation and subsidiary at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 13, 2004

Stamp No. 1938927

affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 6,817,972
Deposit with clearing broker	100,000
Securities owned, at fair value	42,547,115
Other receivables	9,303,065
Investment in limited partnership	200,000
Furniture, equipment and leasehold improvements, net	792,339
Goodwill	24,254,097
Due from clearing broker	733,149
Other assets	3,210,667
TOTAL	$87,958,404
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 9,614,366
Obligations under capital leases	18,274
Subordinated borrowings from affiliates	40,925,000
Deferred income taxes	1,436,826
Total liabilities	51,994,466
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Retained earnings	11,963,938
Total stockholder's equity	35,963,938
TOTAL	$87,958,404

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business—Santander Securities Corporation and subsidiary (the "Company") is a Puerto Rico corporation. On December 30, 2003 the Company became a wholly owned subsidiary of Santander Bancorp ("Bancorp") as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L. ("ABLASA"), a wholly-owned subsidiary of Banco Santander Central Hispano, S.A. The Company provides securities brokerage services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Company is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates—In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses—Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities Transactions—Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased—The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Securities sold, not yet purchased, consist of trading securities sold but not held by the Company's own account. The Company is then obligated to purchase the securities at a future date. These securities are carried at fair value and are included as a liability in the accompanying consolidated statement of financial condition.

Investment Banking—Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management and Advisory Fees—Revenues from portfolio and other management and advisory fees includes fees and advisory charges resulting from the asset management of certain funds, which are recognized as the services are performed.

Interest Income - Interest income on securities is recognized on a basis, which produces a constant yield over the term of the security.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are stated at cost, less accumulated depreciation which is computed utilizing the straight-line method over the estimated useful lives of the assets which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill—The Company accounts for goodwill under Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets*. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No.17, *Intangible Assets*. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Company's goodwill at September 30, 2003, it was determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes—The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments—Assets, including cash and cash equivalents and other receivables are carried at amounts that approximate fair value. Securities owned are valued at fair value using quoted market prices for actual or similar instruments. Accounts payable, accrued expenses and all payables are carried at amounts, which approximate fair value.

Recent Accounting Pronouncements which Affect the Company—On January 1, 2003, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 145 ("SFAS No. 145"), *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. This Statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. SFAS No. 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.

SFAS No. 145 also amends SFAS No. 13, *Accounting for Leases*, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment became effective for transactions occurring after May 15, 2002. The implementation of SFAS No. 145 did not have a material effect on the Company's consolidated results of operations or consolidated financial position.

In 2003, the Company adopted FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. FIN 45 incorporates, without change, the guidance in FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*, which has been superseded.

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 as of January 1, 2003 did not have a material effect on the Company's consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R").

FIN 46 establishes consolidation criteria for entities for which "control" is not easily discernable under Accounting Research Bulletin 51, *Consolidated Financial Statements*, which is based on the premise that holders of the equity of an entity control the entity by virtue of voting rights. FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term *variable interest entity* ("VIE") and is based on the premise that if a business enterprise absorbs a majority of the VIE's expected losses and/or receives a majority of its expected residual returns (measures of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. The assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary.

The Company applied FIN 46R to its interests in special purpose entities ("SPEs") as of the first interim or annual period ending after December 15, 2003. The Board defined SPEs as entities that have previously been accounted for under any of the following accounting literature:

- Emerging Issues Task Force ("EITF") Issue No. 90-15, *Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions*

- EITF Issue No. 96-21, *Implementation Issues in Accounting for Leasing Transactions involving Special-Purpose Entities*

- EITF Issue 97-1, *Implementation Issues in Accounting for Lease Transactions, including Those involving Special-Purpose Entities*

- EITF Topic D-14, *Transactions involving Special-Purpose Entities*

The Company must apply FIN 46R to their interests in all entities subject to the interpretation as of the first interim or annual period ending after March 15, 2004. Adoption of this new method of accounting for variable interest entities did not and is not expected to have a material impact on the Company's consolidated results of operations and financial position.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS No. 149") *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company's adoption of this statement did not have a material effect on its consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS No. 150") *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of the Statement as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of this statement did not have a material effect on its consolidated financial position or results of operations.

2. SECURITIES OWNED

Securities owned at December 31, 2003, carried at fair value, are as follows:

United States Government and Agencies Obligations, $8,001,191 maturing within one year, $173,567 maturing within one to five years, $25,000 maturing within five to ten years and $1,095,114 maturing after ten years generally at fixed rates ranging from 3.25% to 10.00%	$ 9,294,872
Puerto Rico Government Obligations, $332,025 maturing within one year, $1,564,455 maturing within one to five years, $8,656,635 maturing within five to ten years and $2,926,119 maturing after ten years, generally at fixed rates ranging from 3.00% to 7.15%	13,479,234
Corporate Debt Securities, $59,475 maturing within one to five years, $250,000 maturing within five to ten years and $1,297,785 maturing after ten years, generally at fixed rates ranging from 4.25% to 6.50%	1,607,260
Corporate Equity Securities	18,165,749
Total securities owned	$42,547,115

3. OTHER RECEIVABLES

Other receivables consist primarily of non-interest bearing advances resulting in notes receivable from employees under employment agreements, with maturities which range from two to seven years.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2003, consist of:

Furniture and equipment	$2,280,045
Leasehold improvements	954,455
Total	3,234,500
Less accumulated depreciation	2,442,161
Furniture, equipment and leasehold improvements, net	$ 792,339

5. SUBORDINATED BORROWINGS FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

The borrowings under subordination agreements with Bancorp and another affiliate at December 31, 2003, amounted to $25,000,000, $12,000,000, $3,500,000 and $425,000, and bearing interest rates at 2.17%, 2.745%, 2.17% and 2.17%, respectively, and are due on March 22, 2005, March 22, 2005, December 31, 2010 and on demand, respectively.

The subordinated borrowings described above, amounting to $25,000,000, $12,000,000 and $3,500,000 are available for computing the minimum net capital requirements under the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (See Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2003, interest on subordinated borrowings amounted to $809,209.

The Company paid $18,763 to an affiliate for operational and consulting services during the year ended December 31, 2003. Also, this affiliate leases office space to the Company under an operating lease agreement renewed annually. For the year ended December 31, 2003, lease expense amounted to approximately $750,000. Future minimum rental payments of approximately $750,000 will be paid during 2004.

6. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

At December 31, 2003, the Company has recognized a deferred tax liability amounting to $1,436,826. The deferred tax liability resulted from the excess of the book basis over the tax basis of goodwill.

7. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2003, the Company had net regulatory capital, as defined, of $16,190,721, which was $15,940,721 in excess of its required regulatory net capital.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense with respect to such litigation and that any losses therefrom, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

Commitments

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify its Clearing Broker for losses that the clearing broker may sustain for the Company's customers. As of December 31, 2003, there were no obligations to the clearing broker under this provision of the Agreement.

The Company has entered into a capital lease agreement for the acquisition of office equipment expiring in 2006. The minimum lease payments as of December 31, 2003, are as follows:

Year	Amount
2004	$ 10,929
2005	6,709
2006	3,354
Total minimum lease payments	20,992
Less amounts representing interest at approximately 11.16%	2,718
Present value of future minimum lease payments	$ 18,274

9. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan, which became effective January 1, 1997. Under this plan, the Company makes contributions to match 50% of employees' allowable contributions as defined under the Internal Revenue Code of Puerto Rico. In addition, the plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the plan amounted to $480,885 in 2003. The Company's contribution becomes 100% vested once the employee attains five years of service.

* * * * * *

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